special meeting of shareholders (unaudited)

WM VARIABLE TRUST

Shareholder Votes

1. A special meeting of shareholders of the Variable Trust International Growth Fund was convened on June 23, 1999, at which shareholders approved the proposed Sub-Advisory Agreement relating to the Fund by and between WM Advisors, Inc. and Capital Guardian Trust Company.

For
Against
Abstained
Total
4,258,680
61,333
361,913
4,681,926